


06017153

PRESS RELEASE

Wolters Kluwer Sets Strategy to Accelerate Profitable Growth

Three-Year Plan Successfully Executed
New Strategy Builds on Established Foundation to Accelerate Profitable Growth
Strategic Alternatives for Education to be Explored

Amsterdam (September 27, 2006) - Wolters Kluwer, a leading global information services company and publisher, today outlined its strategy for accelerating profitable growth as its current three-year plan for strengthening and transforming the company nears successful completion. Wolters Kluwer also stated it will explore strategic alternatives for its Education division.

Nancy McKinstry, CEO and Chairman of the Executive Board, who is announcing the new strategy at a meeting with investors and financial analysts today, commented: "With our three-year plan near completion, Wolters Kluwer is well positioned to accelerate its growth. We are the leader in key markets, providing a broad range of essential content, software and services to our customers. We will build on these strengths by expanding our core vertical market positions, extending our reach into adjacent customer segments, and leveraging our global scale. I am pleased with the success of our three-year plan and I am confident that our new strategy will continue to deliver superior value to our customers and shareholders."

Highlights Include:

Results of Current Three-Year Plan Provide Established Foundation:

Since 2003, Wolters Kluwer has achieved the goals set out in the three-year plan including:

- Restoring organic growth across all divisions, from -2% in 2003 to 2-3% by year end 2006; and on track to reach the 4% target in 2007
- Achieving annual cost savings of €150-160 million in 2007 with the completion of the plan
- Growing online and software positions significantly, to represent 45% of total revenues in 2006 compared with 31% in 2003
- Building a deep customer focus and substantial execution capabilities within the organization
- Strengthening its financial flexibility and balance sheet
- Delivering superior shareholder value with total shareholder return of 81%[1]

Strategy for 2007 and Beyond:

Accelerate Profitable Growth:

- Grow leading positions in core vertical markets
- Capture key adjacent customer and market segments
- Exploit global scale and scope
- Institutionalize operational excellence

Deliver Superior Shareholder Value:

- Organic revenue growth beyond 2007 of 4-5%
- Double-digit ordinary diluted EPS growth[2] beyond 2007
- Return on invested capital exceeding WACC[3] from 2007 onwards
- Progressive dividend policy with a proposal to increase the 2006 dividend by 5% to €0.58[4]

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[1] Performance from October 31, 2003 to August 31, 2006 including dividend reinvestment
[2] In constant currencies
[3] Weighted Cost of Capital (WACC) is 8% after tax
[4] To be proposed to the Annual General Meeting of Shareholders in April 2007

Successful Conclusion to Three-Year Transformation

The three-year plan for strengthening and transforming Wolters Kluwer, outlined by Nancy McKinstry shortly after she became CEO of Wolters Kluwer in late 2003, has accomplished its objectives. The successful strategic plan has provided a proven platform for organic growth through investments in product development and sales and marketing, achieved operational efficiencies through structural cost improvements, and created an effective customer-driven organization. Importantly, online and software solutions will account for 45% of all revenues by year end – marking the transformation of the company from a traditional publisher to an information services provider. This has been achieved by effectively partnering with customers to create and deliver integrated information, tools and services that improve decision-making and productivity.

Since 2003, Wolters Kluwer has met or exceeded all key performance targets it set as part of the restructuring plan, including restoring organic growth across all divisions, from -2% in 2003 to 2-3% by year end 2006, and achieving annual cost savings of €150-160 million in 2007 with the completion of the plan. These results have delivered superior shareholder value and provided a proven foundation for the company as it begins implementation of its new strategy to accelerate profitable growth.

Strategy to Accelerate Profitable Growth

Wolters Kluwer's strong vertical market positions, exceptionally well-known brands, deep customer insights, and expertise in building unparalleled integrated content and tools, provide a distinct advantage in the market. Wolters Kluwer's strategy for 2007 and beyond will leverage these strengths to accelerate profitable growth, driven by four strategic imperatives:

- Grow leading positions in core vertical markets by increasing the depth of products and services to participate more deeply in professionals' workflows and by maintaining investment levels in product development at approximately 10% of revenues[5].
- Capture key adjacent customer segments by extending content and integrated workflow tools, customer knowledge and distribution capabilities to new markets.
- Exploit global scale and scope by expanding its presence in emerging markets, including China and India; and globalize product offerings by leveraging technology platforms, local market knowledge, brands and infrastructure.
- Institutionalize operational excellence by implementing continuous improvement programs that utilize Lean Six Sigma, expanding off-shoring initiatives in IT and other functions and building greater customer insight capabilities.

"Wolters Kluwer's focus on our customers and building essential content, tools and solutions has been at core of our transformation. Going forward, our strategy will be to continue to exploit our leading vertical positions, expand into growing adjacent markets and strengthen our global presence," said McKinstry. "I am confident this new strategy will accelerate our growth opportunities and deliver enhanced value to our customers and shareholders."

As Wolters Kluwer embarks on its strategy for 2007 and beyond, it will begin exploring strategic options for its Education division, which may include the sale of all or part of the division. The Education division is well positioned in its markets and the restructuring programs implemented in the last three years have resulted in increased effectiveness in operations and sales and marketing.

"Given the strong position of the Education division, and its solid plans for future growth, as well as the strategic direction of Wolters Kluwer, we have concluded that this is an opportune time to explore alternatives for the division that will provide the Education business with the best opportunities for future expansion and our shareholders with enhanced value," said McKinstry.

The company has named Lehman Brothers Europe Limited as its advisor. There is no assurance, however, that the exploration of strategic alternatives will result in a transaction.

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[5] Includes both expense and capitalized product development spend

Guidance for 2007 and Beyond

The Wolters Kluwer strategy for 2007 and beyond is focused on accelerating profitable growth to deliver superior shareholder value.

Wolters Kluwer reiterates its guidance for 2006 and 2007[6]:

Key Performance Indicators	2006	2007
Organic revenue growth	2-3%	4%
Ordinary EBITA margin	16.5-17%	19-20%
Cash conversion ratio (CAR)	95-105%	95-105%
Free cash flow	±€350 million	≥€400 million
Return on invested capital	7%	≥ WACC[7]
Ordinary diluted EPS[8]	€1.18 - €1.23	€1.45 - €1.55

Outlook Beyond 2007:

Organic revenue growth	4-5%
Operating margins (ordinary EBITA margin)	Continuous improvement
Ordinary diluted EPS[8]	Double digit growth
Return on Invested Capital	Exceeding WACC[7] as of 2007
Dividend policy	Progressive
Target Net-debt-to-EBITDA ratio	Approximately 2.5x as of 2007 by year-end

On an annual basis Wolters Kluwer will continue to provide guidance on its six operating and financial key performance indicators (KPIs) as well as divisional organic growth guidance.

Dividend Policy for 2006
A proposal will be made to the Annual General Meeting of Shareholders, to be held in 2007, to increase the 2006 dividend by 5% to €0.58 (the dividend for 2005 was €0.55).

Presentations by Senior Management on September 27, 2006 - The Grand Hotel Amsterdam

Investor/Analyst Meeting - Strategy Presentation and break-out sessions: 8:30 AM - 10:00 AM CET
Investor/Analyst Meeting - LTRE Division Presentation: 10:30 AM - 4:30 PM CET

Press Conference: 2:00 PM CET

All presentations will be webcast on the corporate website, www.wolterskluwer.com.

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, as well as with the CEOs of the divisions Health, CFS, TAL and LTRE in video/audio and text are also available on the corporate website, www.wolterskluwer.com, and on http://www.cantos.com.

[6] Guidance includes Education division
[7] Weighted Cost of Capital (WACC) is 8% after tax
[8] In constant currencies

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Wolters Kluwer
Legal, Tax & Regulatory Europe

File No. 82-2683

PRESS RELEASE

Contact: Yvette van Braam Morris
Communications Manager
Wolters Kluwer Legal, Tax & Regulatory Europe
+ 31 (0)20 6070 338
ybraammorris@wolterkluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Legal, Tax & Regulatory Europe: Time to Grow

Amsterdam (September 27, 2006) - Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE), a division of Wolters Kluwer serving professionals in fields including legal, tax, human resources, public administration, and transport across Europe, today announces to investors and financial analysts its growth strategy going forward. The LTRE Division Day in Amsterdam includes an in-depth view of LTRE's markets and their potential for accelerating profitable growth, with presentations on the successful completion of LTRE's transformation, new business development, increased go-to-market effectiveness, and continuous improvement in operational excellence.

LTRE is uniquely positioned to offer a broad range of customer-specific sources of information, software, and services to its customers. The division has a long history in Europe as a leader in its markets, with strong and respected local brands and unparalleled content.

LTRE CEO Rolv Eide comments, "We are successfully transforming our division and have made significant progress towards achieving our objectives of creating profitable organic revenue growth. We see improved overall growth as a result of efforts transforming LTRE towards a customer centric organization, increased online development and continuous efficiency improvement. Our focus going forward will be on accelerating profitable growth, to above market growth of 2-3% in the mid- to long-term through greater application of customer insight, driving innovation, capturing key adjacent markets, and geographical expansion in Eastern Europe."

Today's presentations will illustrate how LTRE is successfully leveraging the division's expertise in content management, making increased investments in sales and marketing, and leveraging investments across the division. The division is strongly positioned to benefit from current market trends with its integrated workflow tools and customized product offerings. The division's product strategy will be illustrated by Kluwer the Netherlands' state-of-the-art search engines and the integrated desktop solution from Wolters Kluwer Italy. Presenters are members of the division's management team: Rolv Eide (CEO), Punnika Kharas (CFO), Haico Meijerink (Sales & Marketing Director), Patrick Morley (CEO Kluwer Netherlands), and Donatella Treu (CEO Wolters Kluwer Italy).

Presentations by LTRE Management on September 27, 2006 - The Grand Hotel Amsterdam

Investor/Analyst Meeting - LTRE Division presentations and break-out sessions: 10:30 AM - 4:30 PM CET

The presentations will be webcast on the corporate website www.wolterskluwer.com. The presentations will be archived on the website for future viewing.

About Wolters Kluwer Legal, Tax & Regulatory Europe
Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in 18 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2005) of €1,292 million and employs approximately 7,800 people. Wolters Kluwer has annual revenues (2005) of €3.4

billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. For more information, visit www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Wolters Kluwer

File No. 82-2683

PRESS RELEASE

RECEIVED

2006 SEP 28 P 1:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Contact:

Caroline Wouters
Vice President
Corporate Communications
Wolters Kluwer nv

+ 31 (0)20 6070 459

press@wolterskluwer.com

Oya Yavuz
Vice President
Investor Relations
Wolters Kluwer nv

+ 31 (0)20 6070 407

ir@wolterskluwer.com

Wolters Kluwer EUR 1.0 Billion Multi-Currency Credit Facility

Amsterdam (September 27, 2006) - Wolters Kluwer, a leading global information services company and publisher, announced today the signing of a EUR 1.0 billion multi-currency credit facility. The credit facility will be used for general corporate purposes, and is an amendment to the existing credit facility of EUR 750 million.

"We are pleased with the successful renegotiation of the existing credit facility with our core relationship banks. This credit facility has more favorable terms and will support the company's strategy for accelerating profitable growth" said Boudewijn Beerkens, CFO of Wolters Kluwer.

Wolters Kluwer appointed ABN AMRO Bank N.V., Citigroup, Deutsche Bank AG, Fortis Bank (Nederland) N.V., and ING Bank N.V., as Mandated Lead Arrangers for the loan.

The syndicate furthermore includes the following banks: ANZ Bank, Banca Intesa S.p.a., Credit Suisse, Dresdner Kleinwort, Rabobank, and Société Générale.

The amended terms include a higher facility amount as well as a lower interest rate margin and a lower commitment fee.

The credit facility, which has a remaining maturity of almost 5 years, is for general corporate purposes, and will replace the existing EUR 750 million credit facility originally established in July 2004.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.